As filed with the Securities and Exchange Commission on August 6, 2007
                                                     Registration No. 333-113535
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                       ----------------------------------
                        IMPERIAL CHEMICAL INDUSTRIES PLC
     (Exact name of Registrar as Specified in its Articles of Incorporation)
                       ----------------------------------

                                      N.A.
                   (Translation of issuer's name into English)

                       ----------------------------------

                                ENGLAND AND WALES
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                       ----------------------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                       ----------------------------------

                               Thomas M. Hindmarch
                                 Law Department
                             ICI Group Services Inc.
                               10 Finderne Avenue
                             Bridgewater, N.J. 08807
                            Telephone (908) 203-2862
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------
                                   Copies to:

David M. Wells                                      Patricia Brigantic Esq.
Davis Polk & Wardwell                                    Citibank, N.A.
99 Gresham Street                              388 Greenwich Street (17th Floor)
London EC2V 7NG, England                            New York, New York 10013
Telephone: (44) 20-7418-1300

            ---------------------------------------------------------
        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)

                                        |X| immediately upon filing.

                                        |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

--------------------------------------------------------------------------------

            This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

   The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated
Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                Location in Form of American
                                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                                         Filed Herewith as Prospectus
-----------------------                                                         ----------------------------
1.       Name of Depositary and address of its principal executive office       Face of Receipt - Introductory article.

2.       Title of Receipts and identity of deposited                            Face of Receipt - top center.

Terms of Deposit:

         (i)      The amount of deposited securities                            Face of Receipt - upper right corner.
                  represented by American Depositary
                  Share

         (ii)     Any procedure for voting the                                  Reverse of Receipt - Paragraphs
                  deposited securities                                          (16) and (17).

         (iii)    The procedure for collecting and                              Face of Receipt - Paragraph (9);
                  distributing dividends                                        Reverse of Receipt - Paragraphs (14) and (16).

         (iv)     The procedure for transmitting notices,                       Face of Receipt - Paragraph (13);
                  reports and proxy soliciting material                         Reverse of Receipt - Paragraph (14),
                                                                                (15), (16) and (17).

         (v)      The sale or exercise of rights                                Reverse of Receipt - Paragraphs
                                                                                (14), (16) and (18).

         (vi)     The deposit or sale of securities                             Reverse of Receipt - Paragraphs
                  resulting from dividends, splits                              (14) and (18).
                  or plans of reorganization

         (vii)    Amendment, extension or                                       Reverse of Receipt - Paragraphs (22)
                  termination of the deposit                                    and (23) (no provision for extensions).
                  agreement

                                                                                Location in Form of American
                                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                                         Filed Herewith as Prospectus
-----------------------                                                         ----------------------------
         (viii)   The rights that holders of Receipts                           Face of Receipt - Paragraph (13).
                  have to inspect the books of the
                  Depositary and the list of Receipt
                  holders

         (ix)     Any restrictions upon the right to                            Face of Receipt - Paragraphs (2), (3),
                  transfer or withdraw the underlying securities                (4), (6) and (9);
                                                                                Reverse of Receipt - Paragraph (13).

         (x)      Any limitation on the Depositary's                            Reverse of Receipt - Paragraphs (19) and (20).
                  liability

3.       Fees and charges which may be imposed                                  Face of Receipt - Paragraphs (4), (7) and (10).
         directly or indirectly on holders of Receipts

Item 2.    AVAILABLE INFORMATION                                                Face of Receipt - Paragraph (13)

Imperial Chemical Industries PLC (the "Company") has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed with and submitted to the United States Securities and Exchange Commission (the "Commission") certain reports that can be retrieved from the Commission's Internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish in English the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in Form 15F the Internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's Internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with and submit to the Commission certain reports that can be retrieved from the Commission's Internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Imperial Chemical Industries PLC (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). ___ Filed herewith as Exhibit (a)(i).

            (a)(ii) Amended and Restated Deposit Agreement, dated as of June 15, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities being registered. ___ None.

            (e) Certification under Rule 466. ___ Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - As set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal agency office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Imperial Chemical Industries PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 6th day of August, 2007.

                            Legal entity created by the Amended and Restated Deposit Agreement, as amended by the Form of Amendment No. 1 to Deposit Agreement, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each American Depositary Share representing four (4) Ordinary Shares, of Imperial Chemical Industries PLC.

                            CITIBANK, N.A., solely in its capacity as Depositary


                            By: /s/ Emi Mak
                                ------------------------------------------------
                            Name: Emi Mak
                            Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Imperial Chemical Industries PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on this 1st day of August, 2007.

                         IMPERIAL CHEMICAL INDUSTRIES PLC


                         By: /s/ A. M. Ransom
                             -------------------------------------
                             Name: A. M. Ransom
                             Ransom Title: General Counsel and Company Secretary

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andy M. Ransom and George St. John Turner and each of them, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post Effective Amendment No. 1 on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 1, 2007.

             Name                                               Title
             ----                                               -----


/s/ Peter B. Ellwood                              Chairman
------------------------------
Peter B. Ellwood


/s/ John D. G. McAdam                             Chief Executive
------------------------------
John D. G. McAdam


/s/ Alan J. Brown                                 Chief Financial Officer
------------------------------
Alan J. Brown


/s/ David C. M. Hamill                            Director
------------------------------
David C. M. Hamill


/s/ Rt. Hon. Lord Butler                          Senior Independent Director
------------------------------
Rt. Hon. Lord Butler

/s/ Adri Baan                                     Non-Executive Director
------------------------------
Adri Baan


/s/ Richard N. Haythornthwaite                    Non-Executive Director
------------------------------
Richard N. Haythornthwaite


/s/ Joseph T. Gorman                              Non-Executive Director
------------------------------
Joseph T. Gorman


/s/ Baroness Noakes                               Non-Executive Director
------------------------------
Baroness Noakes


/s/ Nigel Cribb                                   Group Financial Controller
------------------------------                    (Principal Accounting Officer)
Nigel Cribb


/s/ Steven M. Bradford                            Authorized Representative
------------------------------                    in the United States
Steven M. Bradford

                                Index to Exhibits

                                                                                        Sequentially
Exhibit                            Document                                             Numbered Page
-------                            --------                                             -------------
(a)(i)                             Form of Amendment No. 1 to Amended and
                                   Restated Deposit Agreement

(a)(ii) Amended and Restated Deposit Agreement, dated as of June 15, 2004

(e)                                Certification under Rule 466